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CUSIP NO. 338923 10 5             SCHEDULE 13G                      Page 1 of 7




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                           (Amendment No. __________)


                        FlexiInternational Software, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   338923 10 5
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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  CUSIP No.  338923 10 5              13G              Page  2  of  7


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1.      NAME OF REPORTING PERSONS
        STEFAN R. BOTHE
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

--------------------------------------------------------------------------------
                         5.       SOLE VOTING POWER
                                  1,091,250 (1)

  NUMBER OF              -------------------------------------------------------
   SHARES                6.       SHARED VOTING POWER
BENEFICIALLY                      NONE
  OWNED BY
    EACH                 -------------------------------------------------------
 REPORTING               7.       SOLE DISPOSITIVE POWER
PERSON WITH                       1,091,250 (1)

                         -------------------------------------------------------
                         8.       SHARED DISPOSITIVE POWER
                                  NONE

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,091,250 (1)

--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [X]
        CERTAIN SHARES*

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        6.7%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

(1) Includes 187,500 shares of Common Stock subject to an option exercisable within 60 days after December 31, 1997. Excludes 776,250 shares held by Mr. Bothe's spouse, with respect to which Mr. Bothe disclaims beneficial ownership.



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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  CUSIP No.  338923 10 5              13G              Page  3  of  7


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        JENNIFER V. CHENG
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

--------------------------------------------------------------------------------
                         5.       SOLE VOTING POWER
                                  851,250 (1)

  NUMBER OF              -------------------------------------------------------
   SHARES                6.       SHARED VOTING POWER
BENEFICIALLY                      NONE
  OWNED BY
    EACH                 -------------------------------------------------------
 REPORTING               7.       SOLE DISPOSITIVE POWER
PERSON WITH                       851,250 (1)

                         -------------------------------------------------------
                         8.       SHARED DISPOSITIVE POWER
                                  NONE

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        851,250 (1)

--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [X]
        CERTAIN SHARES*

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.3%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------


(1) Includes 75,000 shares of Common Stock subject to an option exercisable within 60 days after December 31, 1997. Excludes 903,250 shares held by Ms. Cheng's spouse, with respect to which Ms. Cheng disclaims beneficial ownership.



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 338923 10 5             SCHEDULE 13G                      Page 4 of 7


ITEM 1(a).   NAME OF ISSUER:

     FlexiInternational Software, Inc., a Delaware corporation (the "Company")

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     Two Enterprise Drive
     Shelton, Connecticut 06484

ITEM 2(a).   NAME OF PERSONS FILING:

     Stefan R. Bothe
     Jennifer V. Cheng

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     c/o FlexiInternational Software, Inc.
     Two Enterprise Drive
     Shelton, Connecticut 06484

     (as to both reporting persons)

ITEM 2(c).   CITIZENSHIP:

     USA (as to both reporting persons)

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

     Common Stock, $.01 par value per share, of the Company

ITEM 2(e).   CUSIP NUMBER:

     338923 10 5.

ITEM 3.      FILING PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

     Not Applicable.

ITEM 4.      OWNERSHIP.

   (a)       Amount beneficially owned:

      Mr. Bothe.......................................................1,091,250

      Ms. Cheng.........................................................851,250

   (b)       Percent of class:

      Mr. Bothe............................................................6.7%

      Ms. Cheng............................................................5.3%

   (c) Mr. Bothe has sole voting and dispositive power with respect to the 1,091,250 shares reported herein. Such number of shares includes, pursuant to Rule 13d-3,


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CUSIP NO. 338923 10 5              SCHEDULE 13G                     Page 5 of 7


             187,500 shares of Common Stock subject to an option exercisable within 60 days after December 31, 1997. Such number of shares excludes 776,250 shares of Common Stock held by Mr. Bothe's spouse, as to which shares Mr. Bothe disclaims beneficial ownership.

             Ms. Cheng has sole voting and dispositive power with respect to the 851,250 shares reported herein. Such number of shares includes, pursuant to Rule 13d-3, 75,000 shares of Common Stock subject to an option exercisable within 60 days after December 31, 1997. Such number of shares excludes 903,250 shares of Common Stock held by Ms. Cheng's spouse, as to which shares Ms. Cheng disclaims beneficial ownership.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     Not Applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable.

ITEM 10.     CERTIFICATION:

     Not Applicable.



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CUSIP NO. 338923 10 5              SCHEDULE 13G                     Page 6 of 7


                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 10, 1998




                                        /s/ Stefan R. Bothe
                                        ______________________________
                                        Stefan R. Bothe


                                        /s/ Jennifer V. Cheng
                                        ______________________________
                                        Jennifer V. Cheng


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CUSIP NO. 338923 10 5             SCHEDULE 13G                     Page 7 of 7


                                                                     EXHIBIT A


                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this statement and any subsequent amendments hereto.


DATED: February 10, 1998


                                 /s/ Stefan R. Bothe
                                 ___________________________________
                                 Stefan R. Bothe


                                 /s/ Jennifer V. Cheng
                                 ___________________________________
                                 Jennifer V. Cheng